June 21, 2011

John P. Nolan
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Dear Mr. Nolan:

We are responding to your letter dated June 7, 2011.  Our responses follow the comments included in such letter, which are presented in boldface type.

Form 10-K

Asset Quality, page 71

1.                                       Please refer to your response to comment 3 of our March 7, 2011 letter in which you state that the loan in question was not delinquent but was in non-accrual status. Please revise future filings to discuss in more detail why you stopped accruing interest on a performing loan when it was paying current. Also, disclose the number periods that you did not accrue interest income on this loan, the original terms of the loan prior to restructuring, the terms for each piece of the loan after restructuring, whether or not the restructured terms represented market rates and whether or not the borrower would have qualified for market rates had it not already had a loan with you.

In reference to comment 3 of the SEC comment letter dated March 7, 2011, we will revise our future filings to reflect additional information related to an agricultural loan relationship which was previously restructured.  It will reflect that the group of loans related to the borrower became delinquent in June of 2009 and were placed in nonaccrual status at that time.  Subsequently, the borrower became current on its payment obligations, but due to continued signs of cash flow distress, the loans continued in nonaccrual status.  The terms of the six loans had rates ranging from 4.00% to 8.00% and varying maturities ranging from December of 2009 to December of 2018.  Total annual payments were scheduled to be $396,000.  After nine months of not accruing for interest, the six loans were restructured into three new loans.  The maturities for the three loans were set at December of 2011.  The rates for the accruing loans were set at 3.25%, which are less than the represented market rates at the time, while the non-accruing loan had an interest rate of 0.00%.  A combined annual payment amount of $462,000 was scheduled and received in March of 2011 for the accruing loans with the balance due at maturity.  The borrower would not have qualified for market rates had they not had an existing relationship with the Bank.  At March 31, 2011 the balance of loans for this borrower was $6.5 million.

Financial Statements, beginning on page 92

Note 2. Investments in Securities, page 110

2.                                       Please refer to your response to comment 9 of our March 7, 2011 letter and address the following:

•                                          You state you use multiple cash flow scenarios developed in regard to evidential review of each security in applying your methodology for identifying evidence of OTTI related to credit loss. Please revise future filings to provide an expanded discussion of these cash flow scenarios, the related assumptions and how you determine which scenario to use in identifying OTTI.

We will revise future filings as applicable to include an expanded discussion of the scenarios utilized and related assumptions.  We utilize a weighted average output of four scenarios in determining OTTI.  Two scenarios are weighted 37.50 percent and two scenarios are weighted 12.50 percent each. The assumptions for scenarios weighted 37.50 percent are driven by a critical review of each underlying issuer of quarterly regulatory ratios that provide evidence predictive of future bank failures to create a credit-specific probability of default for each issuer.  Our consistent ratio-based approach, while generally referencing trailing quarter regulatory ratios, seeks to incorporate the most recent available information.  The scenarios weighted 12.50 percent apply a set probability of default and recovery rate assumption over the collateral ranging from 25 basis points to 80 basis points annually to maturity. More detail on the assumptions underlying these scenarios is below in response to question #3.

Please revise future filings to disclose what specific information you review for each security and describe how that information translates into the default, recovery, loss severity and prepayment assumptions that you use in your analysis.

We will revise future filings as applicable to include this information. For each security, we consistently review financial performance information including the following:  Tier 1 Risk-Based Capital Ratio, Leverage Ratio, Tangible Equity to Tangible Assets Ratio, Tangible Equity to Risk Based Assets Ratio, Nonperforming Loans to Total Loans Ratio, Net Charge-offs to Total Loans Ratio, Loan Loss Reserves to Total Loans Ratio, Nonperforming Loans plus 90 Days Past Due Loans to Tangible Equity plus Loan Loss Reserve, Total Assets, Return on

Average Assets and Net Interest Margin.  On the basis of our evaluation of collateral credit, we then determine appropriate credit-specific default/deferral and recovery probabilities for each issuer for the two scenarios weighted 37.50 percent. We also recognize that there is a possibility that, in some cases, deferring collateral will become current at some point in the future.  As a result, we evaluate deferring issuers on a case-by-case basis and assign a probability that the deferral will ultimately cure for the two scenarios weighted 37.50 percent.

•                                          You state that you use a prepayment rate ranging from 0% to 1% under multiple cash flow scenarios; however, then you state that you did not use 0% prepayment rate at September 30, 2010 exclusively, which seems to imply that you did use 0% at some point or perhaps for some securities. Please clarify your response, including proposed disclosures in future filings, and reconsider the need to provide us the sensitivity analysis we requested.

We utilize four scenarios in determining OTTI for each security.  Two scenarios are weighted 37.50 percent and two scenarios are weighted 12.50 percent each.  At March 31, 2011, one scenario weighted 37.50 percent assumes prepayment at 0 percent for 3 years, and then is adjusted for those issuers based upon asset size affected directly by the Tier 1 capital treatment instituted by the Dodd-Frank Act for an assumption of prepayment of 15 percent applied for one year and 2 percent annually thereafter.  The second scenario weighted 37.50 percent utilizes a 35 basis point annual prepayment assumption for collateral issuers to maturity.  The two scenarios each weighted 12.50 percent utilize a 0 percent prepayment assumption unless an issuer announcement has been made and therein is included in a prepayment assumption.

•                                          You state that you do not believe that providing estimates of expected deferrals and defaults at the security level would be meaningful because of variability between periods. We continue to believe that disclose of these estimates is potentially important to understand how you identify OTTI. Any variability between periods can be explained in a narrative. Please revise future filings to provide the requested disclosures.

We will revise future filings as applicable to include estimates of expected deferrals and defaults for each security.

Note 18. Financial Instruments, page 138

3.                                       Please refer to your response to comment 13 of our March 7, 2011 letter and address the following by providing us the requested information for each CUSIP:

•                                          Considering the range of valuations set out in your response, please provide us the assumptions for each input for each estimate used in determining the fair values of your TPS, including the high/low ranges set forth in your response and any other scenarios you considered within those ranges.

•                                          Explain to us the sources from which you derive the assumptions used in determining the fair values of your TPS and explain why you believe those assumptions are reasonable.

•                                          Explain to us the drivers in the significant differences between the high/low range estimates and how based on those ranges, you determined the fair values assigned to the TPS.

•                                          Please provide us the third party valuation assumptions you considered in determining the fair values of your TPS. Discuss why you do not think they are representative of the fair values of these securities.

In regard to development of fair values for trust preferred securities, we consistently utilize the same assumptions as the OTTI analysis in terms of practical default/deferral and recovery probabilities for each issuer. The same prepayment assumptions apply as well.  No recoveries are assumed for defaults. The current estimate of expected cash flows is based on the most recent trustee reports and any other relevant market information including announcements of interest payment deferrals or defaults of underlying trust-preferred securities. Discount rates are applied to credit-stressed cash flows, which constitute each tranche’s expected cash flows; discount rates are not applied to a hypothetical contractual cash flow. A discount factor of 300 basis points is added to the London Interbank Offered Rate (“LIBOR”) plus the credit spread for BBB Bank Corporate Debt Index is applied for each specific tranche and incorporated to arrive at the discount rate for the variable rate securities.  We believe this discount rate build-up method is a reasonable approach to valuing credit-stressed cash flows.

At March 31, 2011, the discount rate applied to the fixed rate security CUSIP 55312HAE9 was 9.81 percent.  The discount rate applied to variable rate security CUSIP’s 740417AB6, 74041RAB2, 74041EAC9, 74042TAE1, and 74042CAE8 was 552 basis points above the LIBOR forward rate curve.

For CUSIP’s 740417AB6, 74041RAB2, 74041EAC9, 74042TAE1 and74042CAE8, one of the scenarios weighted 12.50 percent assume additional outstanding collateral defaults of 50 basis points applied annually with a 15 percent recovery with 2 year lag and no prepayments until maturity.  The second scenario weighted 12.50 percent assumes additional defaults of 25 basis points applied annually with 15 percent recovery with 2 year lag and no prepayments until maturity.  A third scenario weighted 37.50 percent incorporates a credit-specific probability of default for each issuer in year 1 and then assumes additional defaults of 35 basis points annually of outstanding collateral with 25 percent recoveries after 3 years, with additional prepayments of 35 basis points annually.  The fourth scenario weighted 37.50 percent incorporates a credit-specific probability of default for each issuer over a time span of 1 year, years 2 through 3, years 4 through 9, years 10 through 19, and beyond 20 years; with recoveries assumed at 10 percent with a one year lag.  Prepayments for the fourth scenario are assumed at 0 percent for 3 years, and then adjusted for those issuers based upon asset size affected directly by the Tier 1 capital treatment instituted by the Dodd-Frank Act for an assumption of prepayment of 15 percent applied for one year and 2 percent annually thereafter.

For CUSIP 55312HAE9, one of the scenarios weighted 12.50 percent assumes collateral defaults of 80 basis points of outstanding collateral with no prepayments until maturity.  The second scenario weighted 12.50 percent assumes collateral defaults of 40 basis points of outstanding collateral with no prepayments until maturity.  A third scenario (weighted 37.50 percent) incorporates a credit-specific probability of default for each issuer in year 1 and then assumes additional defaults of 35 basis points annually of outstanding collateral with 25 percent recoveries after 3 years, with additional prepayments of 35 basis points annually.  The fourth scenario (weighted 37.50 percent) incorporates a credit-specific probability of default for each issuer over a time span of 1 year, years 2 through 3, years 4 through 9, years 10 through 19, and beyond 20 years; with recoveries assumed at 10 percent with a one year lag.  Prepayments for the fourth scenario are assumed at 0 percent for 3 years, and then adjusted for those issuers affected directly by the Tier 1 capital treatment instituted by the Dodd-Frank Act for an assumption of prepayment of 15 percent applied for one year and 2 percent annually thereafter.

Additionally, we utilize a third party pricing service whose value is weighted 50 percent for each security, and the weighted-average output of the four cash flow scenarios is weighted at 50 percent, to arrive at an overall fair value for each security.  The third party valuation is provided by a third party pricing service obtained through an agreement with a broker/dealer we utilize. The assumptions are not made available to us. We evaluate the prices obtained from third party services for reasonableness, including quarter to quarter changes.  We believe these values may represent a “willing buyer” price for the security in an inactive market, while the other four scenarios are believed to represent reasonable discounted credit-stressed cash flow values given practical assumptions for future collateral performance.  Therefore, we believe that due to an inactive market for these securities, it is reasonable to weight the third-party valuation 50 percent, and to weight the weighted-average output of the other four cash flow scenarios at 50 percent to arrive at a representative fair value for these securities and this has been our consistent approach.

We acknowledge that:

•                                          the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require any additional information or have any questions, please call me at (605) 333-7544.

Very truly yours,

HF Financial Corp.

/s/ Brent Olthoff
Brent Olthoff
Senior Vice President and Chief Financial Officer